Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstra&szlig;e 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

MEDTRONIC COMPLETES $20 MILLION SECOND TRANCHE INVESTMENT
IN MAZOR ROBOTICS

CAESAREA, Israel – August 15, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, today announced the completion of the second tranche of the equity investment by Medtronic pursuant to a previously executed agreement between the parties.  The Company issued new securities representing 3.40% percent of Mazor's issued and outstanding share capital, on a fully diluted basis, at a price per ADS $21.84, which is equal to the volume weighted average price of the ADS’s for the trailing 20-day period ending on and including August 9, 2016, for an aggregate purchase price of $20 million. The triggering milestone for this second tranche investment was the July 12, 2016 unveiling by the Company of Mazor X, a transformative Surgical Assurance Platform to enhance predictability of spine surgeries for the benefit of patients and those who treat them..

“Since signing the agreements in May our two organizations have been working closely to ensure a successful partnership,” commented Ori Hadomi, Chief Executive Officer.  “This investment by Medtronic reflects a key operating achievement - the unveiling of the Mazor X Surgical Assurance Platform – and in just a few short weeks we have received many inquiries from new surgeons, as well as interest from our existing Renaissance user base. The feedback is overwhelmingly positive and we plan to launch Mazor X at the NASS conference this October. I am confident it will advance and change the way spine surgery is performed.”

Following the completion of the second tranche investment, Medtronic has purchased a total of 1.96 million ADS’s, representing 7.27% of Mazor's issued and outstanding share capital, on a fully diluted basis, for a total of $31.9 million.

As of June 30, 2016, cash, cash equivalents and investments totaled $47.5 million.  Following the completion of the second equity investment, the Company’s cash, cash equivalents and investments will total approximately $65 million and the fully diluted share count will be approximately 53.9 million.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding  the launch of Mazor X, that Mazor X will change the way spine surgery is performed and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor’s current expectations and projections about future events. There are important factors that could cause Mazor’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor’s filings with the Securities and Exchange Commission (SEC) including those discussed under the heading “Risk Factors” in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor’s SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212-850-6020; 415-652-9100

David Schemelia – Media
dave@evcgroup.com
646-201-5431